

August 16, 2012

Via E-mail
Theodore H. Bunting
Senior Vice President and Chief Accounting Officer
Entergy Gulf States Reconstruction Funding I, LLC
Capital Center
919 Congress Avenue, Suite 840
Austin, Texas 78701

  Re: Entergy Gulf States Reconstruction Funding I, LLC
     Form 10-K for Fiscal Year Ended December 31, 2011
     Filed March 29, 2012
     File No. 333-142252-01

Dear Mr. Bunting:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 31.1

1. Item 601(b)(31)(ii) of Regulation S-K sets forth the specific form and content of the certification that asset-backed issuers must provide under Exchange Act Rule 13a-14(d) or Rule 15d-14(d). We note your certification does not follow the specific form and content provided in Item 601(b)(31)(ii). For example, the certification includes the title of the certifying individual and phrase "as servicer" in the first sentence of the certification. We also note that paragraph four of your certification includes language not set forth in Item 601(b)(31)(ii). Please confirm that in future filings, the certification you file will follow the specific form and content of Item 601(b)(31)(ii).

        * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, you may contact David Beaning at (202) 551-6455 or me at (202) 551-3850.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief